
December 8, 2016

Dr. Jean A.W. Schreurs
SVP and Chief Corporate Counsel
NXP Semiconductors N.V.
60 High Tech Campus
5656 AG
Eindhoven, The Netherlands

> **Re: NXP Semiconductors N.V.**
> **Amendment No. 1 to Schedule 14D-9**
> **Filed December 2, 2016**
> **File No. 005-85657**

Dear Dr. Schreurs:

We have reviewed the above-captioned filing, and have the following comments.

Please respond to this letter by amending your filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any information you provide in response to these comments, including any further amendment to your filing, we may have additional comments.

Item 8. Additional Information, page 8

1. We note your response to our prior comment 3 from our letter dated November 22, 2016. We are continuing to evaluate the applicability of Rule 100 of Regulation G to the financial projection disclosures provided by NXP. The response, dated December 2, 2016, contends that a reconciliation of the financial projection information previously disclosed, if undertaken in accordance with Rule 100(a)(2) of Regulation G, would be "unreasonable." For each of the items excluded when determining the non-GAAP financial measures that you list on page 3 of your response letter, please provide us with a brief but substantive legal analysis that supports NXP's stated belief that reconciliation would be "unreasonable."

2. The response letter stated that "[t]hese items cannot be reliably quantified due to the combination of variability and volatility of such components and may, depending on the size of the components, have a significant impact on the reconciliation." The final rule release in which Regulation G was adopted explained the registrant must identify information that is unavailable and disclose its probable significance." The revised disclosure does not address the "probable significance" of the information effectively asserted as being unavailable. Please revise or advise.

Dr. Jean A.W. Schreurs
NXP Semiconductors N.V.
December 8, 2016
Page 2

3. Please explain why merger-related costs and purchase price accounting adjustments are unable to be quantified, even if qualified as an estimate. To the extent such costs and adjustments relate to past acquisitions, it appears that they could be estimated. Conversely, if such costs and adjustments relate to possible future acquisitions during the forecasted period, please explain to us whether the effects of those future acquisitions are reflected in your forecasted operating results. Please provide us with the same type of summary analysis for expenses associated with the amortization of acquisition-related intangibles. In addition, please provide us with a brief explanation as to whether or not asset impairment charges and gains or losses related to sales of assets may be estimated to the extent such amounts could become known during the forecasted period. If asset impairment and/or asset charges are not anticipated, please consider revising the disclosure to so state.

The company and its management remain responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, action or inaction by the staff.

Please contact Christina M. Thomas, Staff Attorney, at (202) 551-3577 or me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       Alexandra J. McCormack
       Skadden, Arps, Slate, Meagher & Flom LLP